SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

PROCERA NETWORKS, INC.

(Name of Subject Company)

PROCERA NETWORKS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

James F. Brear

Chief Executive Officer

Procera Networks, Inc.

47448 Fremont Boulevard

Fremont, California 94538

(510) 230-2777

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(650) 320-1804

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Procera Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 6, 2015 relating to the cash tender offer by KDR Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of KDR Holding, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 3. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

The fifth and sixth paragraphs of the section entitled “Litigation Related to the Transactions” under Item 8 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

“The Plaintiffs and the Defendants (collectively, the “Parties”) have entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Chancery Court, to settle the Consolidated Action. Pursuant to the MOU, the Defendants agreed that the Company would make certain supplemental disclosures to the Schedule 14D-9, which were included in Amendment No. 2 to the Schedule 14D-9 that was filed with the SEC on May 22, 2015 (“Amendment No. 2”). The MOU provides, among other things, that (a) the Parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Chancery Court for review and approval, (b) the Stipulation will provide for dismissal of the Consolidated Action with prejudice, (c) the Stipulation will include a general release of the Defendants of claims relating to the allegations in the Consolidated Action, and (d) the proposed settlement is conditioned on completion of confirmatory discovery and final approval by the Chancery Court. There can be no assurance that the Chancery Court will approve any settlement contemplated by the MOU.

The Defendants believe that the allegations in the Consolidated Action are without merit and specifically believe that no further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. The Defendants have entered into the MOU and provided supplemental disclosures in Amendment No. 2 to eliminate the burden and expense of further litigation and to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Transactions. If the settlement does not receive final approval from the Chancery Court, the Defendants intend to defend against the allegations in the Consolidated Action vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROCERA NETWORKS, INC.

By:	/s/ James F. Brear
James F. Brear
President and Chief Executive Officer

Date: May 26, 2015